UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BEFUT INTERNATIONAL CO., LTD.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

05540J 10 4
(CUSIP Number)

Elizabeth Fei Chen, Esq.
Pryor Cashman LLP
7 Times Square
New York, NY 10036
212-326-0199
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	05540J 10 4	Page 2 of 4

1	name of reporting person
i.r.s. identification no. of above person (entities only)

Tingmin Li

2	check the appropriate box if a member of a group* N/A
(A) ☐
(B) ☐
3	sec use only
4	source of funds*

OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	citizenship or place of organization

People’s Republic of China
number of	7	sole voting power
shares		0
beneficially
owned by
each
reporting
person
with
	8	shared voting power 6,180,740 shares
	9	sole dispositive power

		0 shares
	10	shared dispositive power 6,180,740 shares
11	aggregate amount beneficially owned by each reporting person

6,180,740 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11)

20.8%
14	type of reporting person* IN

Explanatory Note:

This Amendment No. 2 (this “Amendment No. 2”) is filed with respect to BEFUT International Co., Ltd. (the “Company”), by Mr. Tingmin Li (“Mr. Li” or the “Reporting Person”). This Amendment No. 2 amends and supplements the schedule, as amended and supplemented to date, with respect to the Company filed by the Reporting Person with the Securities and Exchange Commission on Schedule 13D (as amended and supplemented, the “Schedule 13D”). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented and amended as follows:

Mr. Tingmin Li and Mr. Hongbo Cao, two individual shareholders of BEFUT International Co. Limited (the “Befut BVI” or “Transferors”) and twelve individuals, as set forth on the Stock Transfer Agreement (“Transferees”) entered into a Stock Transfer Agreement in August 2010, pursuant to which the Transferors transferred and assigned an aggregate of 12,800,000 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”) they own indirectly through Befut BVI, to the Transferees for good and valuable consideration (“Share Transfer”). The Share Transfer was completed on November 4, 2010.

CUSIP No.	05540J 10 4	Page 3 of 4

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby supplemented and amended as follows:

On November 4, 2010, pursuant to the Stock Transfer Agreement, the Transferors transferred 12,800,000 shares of the Company’s Common Stock they indirectly owned through Befut BVI to the Transferees for good and valuable considerations recognized between the parties pursuant to the Stock Transfer Agreement.

As a result of the foregoing transaction, the number of shares of the Company’s Common Stock indirectly held by Mr. Tingmin Li were reduced to 6,180,740  shares.

Except as set forth herein and in the initial 13D, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented and amended as follows:

(a)  The Reporting Person may be deemed to beneficially own 6,180,740 shares, or approximately 20.8%, of the Company’s Common Stock. Mr. Li is a party to a Stockholders Agreement dated March 13, 2009, entered into by and among the Reporting Person and certain other stockholders of Befut BVI, pursuant to which each such stockholder has the redemption right to acquire from Befut BVI up to all of such stockholder’s pro rata portion of the Company’s Common Stock owned by Befut BVI in exchange for an equivalent pro rata portion of the shares of Befut BVI directly owned by such stockholder. Mr. Li owns approximately 44.4% of the outstanding shares of Befut BVI and may therefore acquire direct ownership of up to 6,180,740 shares of the Company’s Common Stock held by Befut BVI.

(b)  The Reporting Person may be deemed to share voting and/or dispositive power over with Befut BVI and Befut BVI’s controlling shareholder over the 6,180,740 shares reported herein as beneficially owned by the Reporting Person.

(c) Except for the indirect disposition of 6,400,000 shares of the Company’s Common Stock on November 4, 2010, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Person.

(d)  Not applicable.

(e)  Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The disclosure in Item 7 of the initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description
1.
Stockholders Agreement, dated March 13, 2009, by and among Mr. Li and certain other stockholders of Befut BVI, incorporated by reference to the exhibit to Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on March 23, 2009.

2.
Stock Transfer Agreement dated August 29, 2010, by and among Mr. Tingmin Li and certain other individual parties thereto, incorporated by reference to the exhibit to Schedule 13D/A filed by Befut BVI and Hongbo Cao with the Securities and Exchange Commission on September 26, 2011.

CUSIP No.	05540J 10 4	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tingmin Li
Name: Tingmin Li

Dated:  September 26, 2011